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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               J2 Communications
================================================================================
                               (Name of Issuer)

                           Common stock, no par value
================================================================================
                         (Title of Class of Securities)

                                  466254-20-8
================================================================================
                                 (CUSIP Number)

                                    12/31/00
================================================================================
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   466254-20-8


  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Christopher R. Williams

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)

  3.    SEC Use Only .........................................................

  4.    Citizenship or Place of Organization.

        United States of America

                    5.    Sole Voting Power
Number of                 129,900
Shares              -----------------------------------------------------------
Beneficially        6.    Shared Voting Power:
Owned by
Each Reporting      -----------------------------------------------------------
Person With         7.    Sole Dispositive Power

                          129,900
                    -----------------------------------------------------------
                    8.    Shared Dispositive Power:

                    -----------------------------------------------------------
================================================================================
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        129,900

================================================================================
 10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ...................................................

================================================================================
 11.    Percent of Class Represented by Amount in Row (9)

        9.6%
================================================================================
 12.    Type of Reporting Person (See Instructions)

        IN

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Item 1.

         (a)   Name of Issuer
               J2 Communications

         (b)   Address of Issuer's Principal Executive Offices
               10850  Wilshire Blvd., Suite 1000, Los Angeles, California 90024

Item 2.

         (a)   Name of Person Filing
               Christopher R. Williams

         (b) Address of Principal Business Office or, if none, Residence P.O. Box 95187, Las Vegas, Nevada 89193

         (c)   Citizenship
               US

         (d)   Title of Class of Securities
               Common stock, no par value

         (e)   CUSIP Number
               466254-20-8

Item 3.  This statement is not being filed pursuant to Section 240.13d-1(b) or
         Section 240.13d-2(b) or (c).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned: 129,900 shares

         (b)   Percent of class:  9.6%

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:   129,900

               (ii)  Shared power to vote or to direct the vote:

               (iii) Sole power to dispose or to direct the disposition of:
                     129,900

               (iv)  Shared power to dispose or to direct the disposition of:

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Item 5.  Ownership of Five Percent or Less of a Class
         This statement is not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company held by Mr. Williams.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          This Schedule 13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8. Identification and Classification of Members of the Group This Schedule 13G is not being filed by a group pursuant to
Section 240.13d-1(b)(1)(ii)(J).

Item 9.   Notice of Dissolution of Group Not Applicable.

Item 10.  Certification

          (b)  This Schedule 13G is being filed pursuant to
               Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    2/13/01
                                     ________________________________
                                     Date

                                        /s/ Christopher R. Williams
                                     ________________________________
                                     Signature

                                            Christopher R. Williams
                                     ________________________________
                                     Name/Title

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